

12060006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8-35791 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 2/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthStone Equities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Horizons Drive
(No. and Street)

| Columbus | Ohio | 43220 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Breen 614-267-2600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
(Name – *if individual, state last, first, middle name*)

| 230 West Street, Suite 700 | Columbus | Ohio | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Paul Breen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthStone Equities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Breen
Signature

TREASURER
Title

Nancy B Donner
Notary Public


NOTARIAL SEAL

Nancy B. Donner
Notary Public, State of Ohio
My Commission Expires 03-12-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



Partners

To the Board of Directors
WealthStone Equities, Inc.
Columbus, Ohio

**Independent Auditors' Report**

We have audited the accompanying balance sheets of WealthStone Equities, Inc. as of December 31, 2011, and the related statements of operations and changes in shareholders' equity and cash flows for the period then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of WealthStone Equities, Inc. as of January 31, 2011, were audited by other auditors whose report dated March 23, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WealthStone Equities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
February 27, 2012

WEALTHSTONE EQUITIES, INC.

**Balance Sheets**

December 31, 2011 and January 31, 2011

| **ASSETS** | **December 31 2011** | January 31 2011 |
|---|---|---|
| **Cash and Cash Equivalents** | **$ 28,545** | $ 35,343 |
| **Commissions Receivable** | **13,331** | 10,971 |
| **Intercompany Receivable** | **-** | 8,812 |
| **Marketable Securities Owned,** at fair value | **49,020** | 48,960 |
| **TOTAL ASSETS** | **$ 90,896** | $ 104,086 |
| **LIABILITIES** | | |
| **Deferred Tax Liability** | **$ -** | $ 5,134 |
| **SHAREHOLDERS' EQUITY** | | |
| **Common Stock**<br>No par value<br>750 shares authorized<br>200 shares issued and outstanding | **500** | 500 |
| **Additional Paid-in Capital** | **27,000** | 27,000 |
| **Retained Earnings** | **63,396** | 71,452 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 90,896** | $ 104,086 |

*The accompanying notes are an integral part of the financial statements.*

WEALTHSTONE EQUITIES, INC.

**Statements of Operations and Changes in Shareholders' Equity**

For the Periods Ended December 31, 2011 and January 31, 2011

| | **December 31 2011** | January 31 2011 |
|---|---|---|
| **Revenues** | | |
| Commissions - insurance | **$ 3,262** | $ 172,078 |
| Commissions - securities | **84,467** | 76,420 |
| Commissions - syndication fees | **15,000** | 1,200 |
| Interest income | **25** | 48 |
| Unrealized gain - marketable securities | **60** | 12,980 |
| Other income | **530** | - |
| Total revenues | **103,344** | 262,726 |
| **Expenses** | | |
| Administrative fees | **79,500** | 219,850 |
| Professional fees | **17,644** | 14,274 |
| Other expense | **14,256** | 2,141 |
| Total revenues | **111,400** | 236,265 |
| **(Loss) Income before Income Taxes** | **( 8,056)** | 26,461 |
| **Provision for Income Taxes** | | |
| Current | **-** | 800 |
| Deferred | **-** | 3,100 |
| Total provision for income taxes | **-** | 3,900 |
| **Net (Loss) Income** | **( 8,056)** | 22,561 |
| **Shareholders' Equity - Beginning of the Year** | **98,952** | 76,391 |
| **Shareholders' Equity - End of the Year** | **$ 90,896** | $ 98,952 |

*The accompanying notes are an integral part of the financial statements.*

WEALTHSTONE EQUITIES, INC.

**Statements of Cash Flows**

For the Periods Ended December 31, 2011 and January 31 ,2011

| | **December 31 2011** | January 31 2011 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net (loss) income | **$( 8,056)** | $ 22,561 |
| Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities: | | |
| Deferred taxes | **( 5,134)** | 3,100 |
| Unrealized gain on marketable securities | **( 60)** | ( 12,980) |
| (Increase) decrease in operating activities: | | |
| Commissions receivable | **( 2,360)** | ( 7,782) |
| Intercompany receivable | **8,812** | 800 |
| Accounts payable | **-** | ( 150) |
| Total adjustments | **1,258** | ( 17,012) |
| Net cash (used in) provided by operating activities | **( 6,798)** | 5,549 |
| **Cash - Beginning of Period** | **35,343** | 29,794 |
| **Cash - End of Period** | **$ 28,545** | $ 35,343 |

*The accompanying notes are an integral part of the financial statements.*

## Organization

WealthStone Equities, Inc. (the Company) is an affiliate of WealthStone, Inc. (WSI) and is incorporated in the State of Ohio.

The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is registered to do business in the State of Ohio, seven other states and the District of Columbia. The Company engages in private placements, which are not marketable securities and the sale of annuities and life insurance.

## Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### Revenue Recognition

The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Commission income, commission expense and related clearing expenses are recorded on a settlement date basis as transactions occur, which approximates trade date.

### Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with the invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2011 and January 31, 2011, all receivables were considered collectible and no allowance was necessary.

### Marketable Securities Owned

As of December 31, 2011 and January 31, 2011, marketable securities are classified as trading. Marketable securities are carried at quoted market values with unrealized gains and losses reported in operations in the year in which they occur.

**Summary of Significant Accounting Policies** (continued)

Income Taxes

Effective February 1, 2011, the shareholders of the Company consented to be taxed as a subchapter S corporation. As such federal and state taxes will be taxed at the shareholder level. The effect of this change will be to eliminate the net deferred tax liability of $5,134 and record a corresponding amount as income. The Company is subject to local income taxes.

A Provision was made in the 2010 financial statements for federal, state and local income taxes by applying the statutory income tax rates to income before income taxes. The Company filed a consolidated federal income tax return with WealthStone, Inc.

Prior to the S-corporation election, income taxes were accounted for on the liability method. Under this method, deferred income taxes are recognized based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities under the provisions of enacted tax laws. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

The Company accounts for uncertainty in income taxes in its financial statements as required under FASB ASC, *Accounting for Uncertainty in Income Taxes.* The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Our income tax returns prior to fiscal year 2008 are closed. No accrual has been recorded as management believes there are no uncertain tax positions of the Company.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Summary of Significant Accounting Policies** (continued)

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 820-10, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Generally, the Company utilizes quoted market prices and other relevant information generated by market transactions to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

### Cash

The Company maintains its cash in two accounts with two financial institutions which, at times, may exceed federally insured limits. At December 31, 2011, all balances were fully insured. Also, under a temporary federal program, all balances in non-interest bearing accounts are fully insured through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts.

### Fair Value Measurements

Marketable securities consisted of the following:

| | **December 31, 2011** | | January 31, 2011 | |
|---|---|---|---|---|
| | **Cost** | **Fair Value** | Cost | Fair Value |
| Common Stock – NASDAQ OMX Group, Inc. | **$ 26,000** | **$ 49,020** | $ 26,000 | $ 48,960 |

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and January 31, 2011.

*Marketable Securities:* Valued at quoted market prices for the number of shares held by the Company at year-end.

All marketable securities were considered to have Level 1 inputs within the fair value hierarchy as of December 31, 2011 and January 31, 2011.

### Liabilities Subordinated to Claims of General Creditors

The Company did not have any liabilities subordinated to claims of general creditors at any time during the periods ended December 31, 2011 and January 31, 2011.

### Common Stock

The Company has issued Class A and Class B common stock, each measured at stated value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by WSI, have no voting rights, but do have all dividend and liquidation rights.

## Net Capital Provision of Rule 15c3-1

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2011, the Company had net capital of $77,184, which was $72,184 in excess of its required net capital of $5,000 and aggregate indebtedness of $0. At January 31, 2011, the Company had net capital of $68,491, which was $63,491 in excess of its required net capital of $5,000 and aggregate indebtedness of $5,134. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 for December 31, 2011 and 0.07 to 1 at January 31, 2011. Therefore the Company was in compliance as of December 31, 2011 and January 31, 2011.

## Computation and Information on Possession and Control

The Company acts as a broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); therefore, computations of reserve requirements and information related to possession and control are not applicable.

## Related Party Transactions

The Company has an agreement with WSI whereby all management, office rent and utilities are provided by WSI. As such, the Company has no employees but utilizes the resources of WSI. Administrative fees of $79,500 and $219,850 were paid to WSI for the periods ended December 31, 2011 and January 31, 2011, respectively. At times, the Company advances cash to WSI. As of December 31, 2011, there were no outstanding receivables. As of January 31, 2011 WSI owed the Company $8,812.

## Subsequent Events

The Company has evaluated subsequent events through February 27, 2012 which is the date the financial statements were available to be issued.

# SUPPLEMENTAL INFORMATION

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



Partners

To the Board of Directors
WealthStone Equities, Inc.
Columbus, Ohio

## Independent Auditors' Report on Internal Control

In planning and performing our audit of the basic financial statements and supplemental information of WealthStone Equities, Inc., for the period ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

The financial statements of WealthStone Equities, Inc. as of January 31, 2011, were audited by other auditors whose report dated March 23, 2011, expressed an unqualified opinion on those statements. Their report on internal controls that accompanied their opinion and financial statements did not express an opinion on the effectiveness of the Company's internal control. It did state that they believe that the Company's practices and procedures, as described in their report on internal control, were adequate at January 31, 2011 and meet the SEC's objectives.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previous mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the third paragraph of this report, were adequate at December 31, 2011 and meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
February 27, 2012

WEALTHSTONE EQUITIES, INC.

**Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934**

For the Periods Ended December 31, 2011 and January 31, 2011

| | **December 31 2011** | January 31 2011 |
|---|---|---|
| **Total Assets** | **$ 90,896** | $ 104,086 |
| **Total Liabilities** | **-** | 5,134 |
| Calculated net capital | **90,896** | 98,952 |
| Less: Non-allowable assets | **-** | ( 16,767) |
| Less: Haircut on securities | **( 13,712)** | ( 13,694) |
| Audited net capital | **77,184** | 68,491 |
| Unaudited net capital per FOCUS Report | **77,184** | 68,491 |
| Difference | **$ -** | $ - |

There were no differences between this computation and that reflected in the FOCUS Report filed for the quarter ended December 31, 2011.

*The accompanying notes are an integral part of the financial statements.*

**Financial Statements**
with Supplemental Information

# WealthStone Equities, Inc.

December 31, 2011 and January 31, 2011

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com